Filed under Rule 433
File No. 333-195496

Final Term Sheet

February 8, 2017

Issuer:	CMS Energy Corporation
Security:	3.45% Senior Notes due 2027
Aggregate Principal Amount Offered:	$350,000,000
Maturity Date:	August 15, 2027
Coupon:	3.45%
Yield to Maturity:	3.467%
Spread to Benchmark Treasury:	+110 basis points
Benchmark Treasury Security:	2.00% due November 15, 2026
Benchmark Treasury Price and Yield:	96-26; 2.367%
Interest Payment Dates:	February 15 and August 15
First Interest Payment Date:	August 15, 2017
Public Offering Price:	99.851%
Optional Redemption:	Make-whole call at any time prior to May 15, 2027 at the Treasury rate plus 20 basis points and, thereafter, at par
Trade Date:	February 8, 2017
Settlement Date:	February 13, 2017 (T+3)
Expected Ratings:	Baa2 / BBB / BBB (Moody’s / S&P / Fitch)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
Joint Book-Running Managers:	BNP Paribas Securities Corp.
J.P. Morgan Securities LLC
Mizuho Securities USA Inc.
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
CUSIP/ISIN:	125896 BS8 / US125896BS82

CMS Energy Corporation has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents CMS Energy Corporation has filed with the SEC for more complete information about CMS Energy Corporation and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, CMS Energy Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at (800) 854-5674, J.P. Morgan Securities LLC collect at (212) 834-4533, Mizuho Securities USA Inc. toll-free at (866) 271-7403, MUFG Securities Americas Inc. toll-free at (877) 649-6848 and RBC Capital Markets, LLC toll-free at (866) 375-6829.

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